EXHIBIT 99.1

Hydrogenics Reports Second Quarter 2014 Results

Significant New Orders Validate Growth Strategy as Company Nears Profitability

MISSISSAUGA, Ontario, July 30, 2014 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported second quarter 2014 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

"The evidence is building to support our growth strategy in energy storage and hydrogen power generation. Our recent announcement for a 2 megawatt Power-to-Gas installation in Ontario, Canada and our new joint venture in Korea represent significant increases in scale," said Daryl Wilson, President and Chief Executive Officer. "We are beginning to see momentum towards even larger projects where Hydrogenics' technology is uniquely positioned to lead. Our backlog has grown to $67.1 million, and we have visibility on a number of sizeable opportunities which could bring the backlog to well over $100 million within the next twelve months.

"Based on our current level of booked business and projected delivery timeframes, we forecast achieving positive Adjusted EBITDA2 and over $50 million in revenue for the full 2014 fiscal year. The second half of 2014 – and, in particular, the fourth quarter – will show strong top line growth due to our current expected shipments and new business development initiatives. The market for energy storage applications is evolving at the pace anticipated, and we see additional contracts being announced in the coming quarters. Overall, Hydrogenics is very well positioned to meet the increasing demand for our unique hydrogen-based product portfolio going forward."

Recent Highlights (for the Quarter Ended June 30, 2014, unless otherwise noted)

  Revenue for the three months ended June 30, 2014 rose 10%, or $0.9 million, over the prior-year period to $10.7 million.

  The Company announced a definitive agreement to form a joint venture ("JV") with Kolon Water & Energy, which is part of a major industrial enterprise in South Korea. The JV company, Kolon Hydrogenics, will build and operate multi-megawatt power generation facilities in South Korea and Asia using Hydrogenics' fuel cell technology. The first 1MW of production and associated equipment and services from this newly created related entity, totaling $10.9 million, has already been ordered and is in Hydrogenics' quarter-end backlog.

  Gross profit rose to 30% of revenue, or $3.2 million, for the quarter, up $1.5 million, or 88%, from the second quarter of 2013.

  Cash operating costs decreased 5%, or $0.2 million, to $3.6 million from $3.8 million for the comparable period in 2013.

  Adjusted EBITDA loss decreased 67% to $0.3 million, versus $0.9 million in the second quarter of last year.

  Net loss for the second quarter was $0.1 million, or $(0.01) per share, compared to $4.1 million, or $(0.49) per share, in the second quarter of 2013.

  The Company exited the second quarter with $18.9 million of cash and restricted cash, a $5.1 million increase from December 31, 2013 primarily reflecting: (i) $13.7 million of proceeds from the issuance of common shares and exercise of options; and (ii) $0.9 million of proceeds from the loan agreement with the Ministry of Ontario; partially offset by (iii) $8.6 million of cash used by operating activities; and (iv) $0.5 million of capital expenditures.

  Hydrogenics secured $19.2 million for renewable energy storage, industrial gas, and power systems applications during the quarter, resulting in an order backlog of $67.1 million as of June 30, 2014. The increase in orders received in the Power Systems business segment was primarily the result of the signing of a JV agreement with Kolon Water & Energy; $7.6 million of this is not expected to be recognized as revenue in the following twelve months. Order backlog movement during the second quarter (in $ millions) was as follows:
						Expected Revenue Recognition
	March 31, 2014 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	June 30, 2014 backlog	During next 12 mo	Beyond next 12 mo
OnSite Generation	24.5	5.6	0.0	7.5	22.6	22.1	0.5
Power Systems	34.0	13.6	0.1	3.2	44.5	18.0	26.5
Total	58.5	19.2	0.1	10.7	67.1	40.1	27.0

Highlights for the Six months Ended June 30, 2014 (compared to the six months ended June 30, 2013, unless otherwise noted)

  Revenue decreased $3.4 million, or 15%, to $18.8 million.

  Gross profit was $5.2 million, or 27% of revenue, versus $6.6 million, or 30% of revenue, in the prior-year period.

  Cash operating costs were $7.3 million, a reduction of $0.2 million from the comparable period in 2013.

  Hydrogenics' Adjusted EBITDA loss rose to $2.0 million from $0.7 million.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics' ongoing operational results. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details

Hydrogenics will hold a conference call at 10:00 a.m. EDT today, July 30, 2014 to review the second quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Reconciliation of Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

	3 months ended		6 months ended
	30-June-14	30-June-13	30-June-14	30-June-13

Adjusted EBITDA	(288)	(870)	(2,016)	(702)
Less:
Stock-based compensation	(157)	(166)	(293)	(341)
Cash settled compensation indexed to share price	969	(1,811)	(592)	(2,212)
Net Finance losses	(471)	(1,127)	(654)	(1,660)
Depreciation and amortization	(178)	(204)	(318)	(402)
Net Loss	(125)	(4,178)	(3,873)	(5,317)

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	June 30 2014	December 31 2013

Assets
Current assets
Cash and cash equivalents	$ 16,658	$ 11,823
Restricted cash	1,098	635
Trade and other receivables	8,015	5,391
Inventories	18,196	12,821
Prepaid expenses	1,115	979
	45,082	31,649
Non-current assets
Restricted cash	1,117	1,389
Property, plant and equipment	1,894	1,684
Intangible assets	156	100
Goodwill	5,216	5,248
	8,383	8,421
Total assets	$ 53,465	$ 40,070
Liabilities
Current liabilities
Trade and other payables	$ 13,923	$ 13,193
Warranty provisions	2,040	1,912
Deferred revenue	8,371	6,348
Warrants	--	1,075
	24,334	22,528
Non-current liabilities
Other non-current liabilities	3,883	3,095
Non-current warranty provisions	1,186	981
Non-current deferred revenue	6,670	7,305
Total liabilities	36,073	33,909
Equity
Share capital	348,251	333,312
Contributed surplus	18,681	18,449
Accumulated other comprehensive loss	(316)	(249)
Deficit	(349,224)	(345,351)
Total equity	17,392	6,161
Total equity and liabilities	$ 53,465	$ 40,070

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
		As Revised (Note 2)		As Revised (Note 2)

Revenues	$ 10,723	$ 9,786	$ 18,782	$ 22,177
Cost of sales	7,483	7,036	13,624	15,551
Gross profit	3,240	2,750	5,158	6,626

Operating expenses
Selling, general and administrative expenses	1,979	4,875	6,546	8,497
Research and product development expenses	915	926	1,831	1,786
	2,894	5,801	8,377	10,283
Gain (Loss) from operations	346	(3,051)	(3,219)	(3,657)

Finance income (expenses)
Interest income	1	--	3	7
Interest expense	(133)	(94)	(267)	(186)
Foreign currency gains	--	239	148	354
Foreign currency losses	(298)	(87)	(357)	(299)
Other finance gains (losses), net	(41)	(1,185)	(181)	(1,536)
Finance income (loss), net	(471)	(1,127)	(654)	(1,660)

Loss before income taxes	(125)	(4,178)	(3,873)	(5,317)
Income tax expense	--	--	--	--
Net loss for the period	(125)	(4,178)	(3,873)	(5,317)

Items that will be reclassified subsequently to net loss:
Exchange differences on translating foreign operations	(62)	196	(67)	(102)
Comprehensive loss for the period	$ (187)	$ (3,982)	$ (3,940)	$ (5,419)

Net loss per share
Basic and diluted	$ (0.01)	$ (0.49)	$ (0.41)	$ (0.65)

Weighted average number of common shares outstanding	9,605,220	8,542,637	9,340,843	8,194,937

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
		As Revised (Note 2)		As Revised (Note 2)
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$ (125)	$ (4,178)	$ (3,873)	$ (5,317)
Increase (decrease) in restricted cash	62	340	(191)	115
Items not affecting cash:
Amortization and depreciation	178	204	318	402
Other finance losses (gains), net	41	1,185	181	1,536
Unrealized foreign exchange (gains) losses	4	(30)	90	81
Stock-based compensation	157	166	293	341
Portion of borrowings recorded as a reduction from research and development expenses (note 7(i))	(118)	--	(118)	--
Accreted non-cash interest	115	82	233	171
Payment of post-retirement benefit liability	(21)	(22)	(45)	(49)
Liabilities for compensation indexed to share price	(969)	1,811	592	2,212
Net change in non-cash working capital	(4,126)	(331)	(6,097)	(6,424)
Cash used in operating activities	(4,802)	(773)	(8,617)	(6,932)

Investing activities
Proceeds from disposals	--	--	9	--
Purchase of property, plant and equipment	(219)	(349)	(525)	(538)
Purchase of intangible assets	--	--	(80)	--
Cash used in investing activities	(219)	(349)	(596)	(538)

Financing activities
Repayment of repayable government contributions	(339)	(250)	(389)	(250)
Proceeds of borrowings, net of transaction costs	854		854
Proceeds of operating borrowings	--	--	--	1,412
Repayment of operating borrowings	(1,722)	(1,412)	--	(1,412)
Common shares issued and warrants exercised, net of issuance costs	13,552	6,811	13,661	7,234
Cash provided by financing activities	12,345	5,149	14,126	6,984

Effect of exchange rate fluctuations on cash and cash equivalents held	(9)	135	(77)	(189)

Increase (Decrease) in cash and cash equivalents during the period	7,315	4,162	4,836	(675)
Cash and cash equivalents - Beginning of period	9,344	8,183	11,823	13,020
Cash and cash equivalents - End of period	$ 16,659	$ 12,345	$ 16,659	$12,345
CONTACT: Hydrogenics Contacts:

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com